April 8, 2010

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Ms. Sandy Eisen
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4628
100 F Street, N.E.
Washington, DC 20549-4628

Re:              Darling International Inc.
       Form 10-K for Fiscal Year Ended January 2, 2010
       Filed March 3, 2010
       Response letter dated March 3, 2010
      File No. 1-13323

Dear Ms. Eisen:

On behalf of Darling International Inc., a Delaware corporation (the “Company”), we are submitting the following response to the Staff’s comment made in its letter of March 31, 2010 (the “Comment Letter”) addressed to the Company in connection with the Company’s Form 10-K for the fiscal year ended January 2, 2010, filed on March 3, 2010, and the Company’s response letter dated March 3, 2010.

For convenience, the Staff’s comment has been reproduced in bold text in this letter with the Company’s response thereto below such corresponding comment.

Form 10-K for the Fiscal Year Ended January 2, 2010

Financial Statements

Note 18 – Business Segments, page 86

1.
We note your response to comment 1 in our letter dated February 5, 2010, and are unable to agree with your conclusions.  Please disclose total revenues for each period discussed, by product, for each of your three primary products: MBM, BFT and YG.  It is our view that such disclosure is required in your footnotes under ASC Topic 280-10-50-40.  Additionally, we suggest that you consider adding related additional disclosure to your management’s discussion and analysis.  We will not object to your complying with this comment on a prospective basis beginning with your Form 10-Q for the first quarter of 2010.

In accordance with the Comment Letter, the Company will comply with the Staff’s comment in the Company’s Form 10-Q for the fiscal quarter ended April 3, 2010.

Should you have any questions regarding the foregoing, please contact the undersigned at (214) 746-7864.

Very truly yours,

/s/  Mary R. Korby
Mary R. Korby